

March 27, 2023

Meagan Reda
Partner
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019

> **Re: Peoples Financial Corp.**
> **Definitive Additional Soliciting Materials filed by Stilwell Value Partners VII, L.P. et. al.**
> **Filed on March 23, 2023**
> **File No. 001-12103**

Dear Meagan Reda:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Definitive Additional Soliciting Materials

Letter to Shareholders

1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for the statement that the company conducted "...inept bond purchases..." and that such purchases led the company's common stock to lose $6 per share in value.

2.   You must avoid issuing statements that directly or indirectly impugn the
        character, integrity or personal reputation or make charges of illegal, improper or immoral
        conduct without factual foundation. Note that the factual foundation for such assertion
        must be reasonable. Refer to Rule 14a-9. Provide us supplementally, or disclose, the
        factual foundation for your statement that the "...Swetmans look like small-town hucksters
        to me" or disseminate revised disclosure.

        We remind you that the filing persons are responsible for the accuracy and adequacy of
their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to Dan Duchovny at 202-551-3619.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Mergers & Acquisitions